Exhibit 99.6

Annual Information Form

for the year ended June 30, 2014

September 29, 2014

DHX MEDIA LTD.

2014 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

CORPORATE STRUCTURE	1

GENERAL DEVELOPMENT OF THE BUSINESS	1

BUSINESS OF THE COMPANY	5

DIVIDENDS AND DISTRIBUTIONS	19

DESCRIPTION OF SHARE CAPITAL	20

MARKET FOR SECURITIES	23

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	23

DIRECTORS AND OFFICERS	24

LEGAL PROCEEDINGS	32

RISK FACTORS	32

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44

INTEREST OF EXPERTS	45

AUDITORS, TRANSFER AGENT AND REGISTRAR	45

MATERIAL CONTRACTS	45

ADDITIONAL INFORMATION	46

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CORPORATE STRUCTURE

DHX Media Ltd. (the “Company” or “DHX”) was incorporated in Nova Scotia, Canada, under the Companies Act (Nova Scotia) on February 12, 2004 under the name Slate Entertainment Limited. The Company’s name was changed to The Halifax Film Company Limited on April 20, 2004, and again on March 17, 2006 to DHX Media Ltd. On April 25, 2006, the Company was continued federally as a corporation under the Canada Business Corporations Act (the “CBCA”). The Company is federally registered in Canada and its corporate number is 655881-0. Neither the Company’s Articles of Continuance, as amended from time to time (the “Articles of Continuance”), nor the Company’s By-Laws (the “By-Laws”) contain any restriction on the objects of the Company. The Company is domiciled in Canada and its registered office and principal place of business is located at 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

The following is a list of the principal subsidiaries of the Company, the jurisdiction of incorporation of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company.

Corporate Structure
		Percentage of Voting Securities
Subsidiary	Jurisdiction	Owned by the Company
DHX Media (Halifax) Ltd.	Nova Scotia	100%
DHX Media (Toronto) Ltd.	Ontario	100%
DHX Media (Vancouver) Ltd.	British Columbia	100%
Wild Brain Entertainment Inc.	Delaware	100%
DHX Cookie Jar Inc.	Canada	100%
DHX Media (UK) Limited	United Kingdom	100%
The Copyright Promotions Licensing Group Limited	United Kingdom	100%
Epitome Pictures Inc.	Ontario	100%
8504601 Canada Inc.	Canada	100%

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

DHX is a leading supplier and distributor of television and film productions. On May 19, 2006, the Company’s common shares (the “Common Shares”) were listed on the TSX under the trading symbol “DHX”. On the same date as its initial listing, the Company acquired all of the issued and outstanding shares in the capital of Decode Entertainment Inc. (now DHX Media (Toronto) Ltd.). The Company has also completed acquisitions of all of the issued and outstanding shares of Studio B Entertainment Inc. (now DHX Media (Vancouver) Ltd.), Wild Brain Entertainment Inc., the business of Cookie Jar Entertainment Inc. including its Copyright Promotions Licensing Group (“CPLG”), Ragdoll Worldwide Limited, the business of Epitome Pictures Inc., and most recently, 8504601 Canada Inc. (“DHX Television”), the company that operates the DHX Television Business (as defined below).

Normal Course Issuer Bid 2011

On February 28, 2011, the Company entered into a Normal Course Issuer Bid (the “2011 Bid”) though the facilities of the Toronto Stock Exchange. The 2011 Bid commenced on March 4, 2011, and terminated on March 3, 2012. Over the course of the 2011 Bid, the Company was authorized to purchase, at market price, up to 3,629,576 of the Company’s Common Shares, at a maximum of 26,467 Common Shares per day. To facilitate purchases under the 2011 Bid, on June 30, 2011, the Company entered into an automatic share purchase plan with Union Securities Ltd. The Company purchased and cancelled an aggregate of 1,420,500 Common Shares under the 2011 Bid for a gross amount of $1.15 million.

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Substantial Issuer Bid

On December 30, 2011 closed its substantial issuer bid (the “SIB”) of up to $5.00 million in value of its Common Shares made by way of modified "Dutch Auction", pursuant to which shareholders could specify the price per share at which they were willing to sell within the range of $0.60 to $0.70. The bid expired at 5:00 p.m. EST on December 29, 2011. In accordance with the terms of the SIB, the Company acquired 7,142,857 shares at $0.70 for an aggregate acquisition cost of $5.00 million, representing approximately 81% of Common Shares tendered. Common Shares not taken up were returned to the tendering shareholders.

Normal Course Issuer Bid 2012

On May 25, 2012, the Company announced the resumption of its Normal Course Issuer Bid (the “2012 Bid”) though the facilities of the Toronto Stock Exchange. The 2012 Bid commenced on May 29, 2012, and terminated on May 28, 2013. Over the course of the 2012 Bid, the Company was authorized to purchase, at market price, up to 3,706,145 of the Company’s Common Shares, at a maximum of 26,298 Common Shares per day. To facilitate purchases under the 2012 Bid, on May 24, 2012, the Company entered into an automatic share purchase plan with Union Securities Ltd. The Company did not purchase any shares under the 2012 Bid.

Significant Acquisitions and Other Recent Developments

Acquisition of Cookie Jar Entertainment

On October 22, 2012, the Company completed the acquisition of the business of Cookie Jar Entertainment (“Cookie Jar”) to create Canada’s largest children’s entertainment company. After completion of the acquisition, the Company owned the world’s most extensive independent library of children’s entertainment, including more than 8,500 half hour episodes.

The Company acquired the outstanding shares of the newly formed company holding the assets and select liabilities, including the assumption of $65.50 million of the then existing debt of Cookie Jar, comprising the business of Cookie Jar from Cookie Jar Entertainment Inc. and 4116372 Canada Inc. for consideration consisting of 36,044,492 Common Shares of DHX and cash of $5.00 million (the “Cookie Jar

Acquisition”).

A Business Acquisition Report (Form 51-102F4) was filed by the Company in respect of the Cookie Jar Acquisition on December 21, 2012 and is available at www.sedar.com.

Support and Standstill Rights Agreement

In connection with the Cookie Jar Acquisition DHX entered into a support and standstill and investor rights agreement (the “Support and Standstill Agreement”) with Birch Hill Equity Partners II (Barbados) L.P., Birch Hill Equity Partners II (Entrepreneurs) L.P., Birch Hill Equity Partners II (QLP), L.P., Birch Hill Equity Partners II, LP, Birch Hill Equity Partners (US) III, LP, Birch Hill Equity Partners (SC) III, LP, Birch Hill Equity Partners (Entrepreneurs) III, LP, and TD Capital Group Limited, (such entities being referred to collectively as the “Birch Hill Group”). Under the terms of the Support and Standstill Agreement, for so long as the Birch Hill Group holds, directly or indirectly, at least 19.9% of the outstanding Common Shares, the Birch Hill Group had the right to nominate two directors to the Board at each election of directors and the Board could not be increased to have more than eight members without the consent of the Birch Hill Group.

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The Support and Standstill Agreement also provided that for a period of 18 months following the closing of the Cookie Jar Acquisition, the Birch Hill Group would not, directly or indirectly, without the prior written consent of the Board or as otherwise specifically authorized pursuant to the Support and Standstill Agreement, (i) purchase or offer to acquire any Common Shares or securities convertible into Common Shares, such that the Birch Hill Group has the right to acquire Common Shares greater than 35% of the then outstanding Common Shares, (ii) acquire or propose to acquire, directly or indirectly, by means of purchase, merger, consolidation, take-over bid or otherwise acquire ownership in DHX, other than as permitted pursuant to clause (i) above, (iii) sell or agree to sell any Common Shares held by it in a private sale to an entity engaged in the production or distribution of television programs or motion pictures in Canada, or (iv) solicit proxies from holders of Common Shares or otherwise attempt to influence the voting of Shareholders. Further, for a period of 12 months following the Closing Date the Birch Hill Group was prohibited from engaging in any negotiations or discussions with respect to any acquisition or business combination relating to DHX or its assets without the prior written consent of the Board.

The Support and Standstill Agreement also provided that for a period of 18 months following the closing of the Cookie Jar Acquisition, the Birch Hill Group would (i) vote the shares owned, directly or indirectly, by the Birch Hill Group in favour of each individual nominated by the Board for election to the Board, and (ii) vote the shares owned, directly or indirectly, by the Birch Hill Group in favour of each resolution of the Shareholders unanimously recommended by the members of Board (other than Michael Hirsh and the Birch Hill Group nominees), except that this requirement did not apply to any resolution relating to a change of control, restructuring or merger of DHX, material acquisition or disposition, the creation of any class of shares ranking in priority to the Common Shares, or transaction affecting the Birch Hill Group’s ownership position.

On January 9, 2014, the Support and Standstill Agreement was terminated in conjunction with the bought deal secondary offering of Common Shares, pursuant to which the members of the Birch Hill Group sold all Common Shares then held by them. Such secondary offering is described below under “Secondary Offering of Common Shares”.

Credit Facilities

Concurrently with the closing of the Cookie Jar Acquisition, DHX entered into a new syndicated credit facility arranged by a Canadian chartered bank to replace the existing indebtedness of DHX and Cookie Jar, other than production-specified financing obtained by DHX and Cookie Jar’s subsidiaries (the “Credit Financing”). The Credit Financing consists of two senior secured credit facilities (the “Credit Facilities”) in an aggregate principal amount of up to $70.00 million, including a term loan credit facility in the aggregate of $50.00 million (the “Term Facility”) and a revolving loan credit facility in the aggregate amount of up to $20.00 million (the “Revolving Facility”). The Term Facility was used to repay certain indebtedness of DHX and its subsidiaries, including certain indebtedness of Cookie Jar assumed as part of the Cookie Jar Acquisition, and to pay fees and expenses incurred in connection with the Cookie Jar Acquisition. The Revolving Facility is available for working capital and general corporate purposes and $5.50 million was drawn down from it at closing.

The Term Facility had a maturity date of four years from the closing date of the Credit Facilities and was subject to annual amortization payments (as percentage of the initial amount of the Term Facility) including 7% in Fiscal 2013 with annual amortization payment increasing taking it to 13% in Fiscal 2016, with the balance payable in full on the maturity date. The Revolving Facility was payable in full on the maturity date of the Term Facility.

On July 31, 2014, the Credit Facilities were amended and restated, as described below under “New Credit Facilities”.

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Public Offering of Subscription Receipts

On October 3, 2012, the Company completed a public offering of subscription receipts (the “Subscription Receipts”) with a syndicate of underwriters led by Canaccord Genuity Corp. resulting in the issuance, on a bought deal basis, of 13,002,000 Subscription Receipts at a price of $1.50 per Subscription Receipt.

Upon closing of the Cookie Jar Acquisition, the Subscription Receipts were exchanged for Common Shares of DHX, resulting in the issuance of 13,002,000 Common Shares. The net proceeds of the offering of $17.62 million, after deducting the balance of the underwriter’s fee, were released from escrow and used by DHX to pay down a portion of the Cookie Jar indebtedness assumed on the closing of the Cookie Jar Acquisition.

Dividend Declaration

On February 14, 2013, the Company announced its first quarterly dividend of $0.0075 on each Common Share outstanding, payable on March 15, 2013 to the shareholders of record at the close of business February 25, 2013. The board of directors of the Company regularly assesses the quarterly dividend payout level.

Launch Kids Channels on YouTube

On May 9, 2013, the Company announced the launch of three dedicated paid YouTube family entertainment channels, which were subsequently converted to advertising-based channels, DHX Kids, DHX Junior and DHX Retro. The Company’s digital channels are offered in multiple countries, including Australia, Brazil, Canada, France, Japan, Korea, Spain, Russia, the U.K. and the U.S., and in multiple languages, including English, French, Japanese, Korean, Portuguese, Russian and Spanish.

Acquisition of Ragdoll

On September 16, 2013, the Company announced the acquisition of Ragdoll Worldwide Limited from BBC Worldwide and a group including the founder of Ragdoll, Anne Wood for GBP 17.40 million (approximately $30.35 million) in cash, funded from a $25.00 million expansion of DHX’s Credit Facilities and the balance from cash reserves, including its Revolving Facility. DHX expects the transaction to be accretive to net earnings per share for fiscal 2015.

Under the agreement, DHX obtained twelve series, including popular UK series The Adventures of Abney

& Teal, BAFTA-winning Dipdap and Brum, in addition to 365 episodes of Teletubbies, 52 episodes of Teletubbies Everywhere and 100 episodes of In the Night Garden. Ragdoll Worldwide Limited was established as a joint venture in 2006 between BBC Worldwide, BBC’s commercial arm, and Ragdoll Ltd.

Offering of Common Shares

On November 21, 2013, the Company completed a public offering of Common Shares on a bought deal basis resulting in the issuance of 11,183,750 Common Shares of the Company, after full exercise of the underwriters' over-allotment option, at a price of $3.60 per Common Share, through a syndicate of underwriters led by Canaccord Genuity Corp., for aggregate gross proceeds of approximately $40.3 million.

Secondary Offering of Common Shares

On January 9, 2014, the Company completed a bought deal secondary offering of Common Shares of the Company held by the group of entities controlled or managed by Birch Hill Equity Partners Management Inc., on behalf of entities controlled or managed by it (the “Selling Shareholders”). The Selling Shareholders sold 28,363,796 Common Shares of the Company at a price of $4.70 per Common Share, through a syndicate of underwriters led by Canaccord Genuity Corp.

Acquisition of Epitome Group of Companies

On April 3, 2014, the Company acquired all of the issued and outstanding shares of the Epitome group of companies (collectively, “Epitome”), producer of Degrassi, the international hit teen-drama series, and other youth-oriented properties for consideration of approximately $36.2 million, including excess cash and working capital in Epitome at closing, payable as to approximately $22.1 million from cash on hand and the remainder through the issuance of 2,915,263 DHX Common Shares.

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A Business Acquisition Report (Form 51-102F4) was filed by the Company in respect of the acquisition of Epitome on June 17, 2014 and is available at www.sedar.com.

Recent Developments Following the End of the Most Recently Completed Fiscal Year

Acquisition of Family Channel

On July 31, 2014, the Company acquired all of the issued and outstanding shares of DHX Television, the principal assets of which include the broadcast undertakings known as Family Channel, Disney XD, Disney Junior (English) and Disney Junior (French) (the “DHX Television Business”), for cash consideration consisting of approximately $170 million, to be increased or reduced by a working capital adjustment.

New Credit Facilities

Concurrently with the closing of the acquisition of DHX Television, the Company entered into an Amended and Restated Senior Secured Credit Agreement (the “New Credit Facilities”) with a syndicate of lenders, which amends the terms of the previously described Credit Facilities, more fully described in note 11 to the Company’s audited financial statements for the fiscal year ending June 30, 2014 available online at www.sedar.com.

The New Credit Facilities provide for a revolving facility (the “Amended Revolving Facility”) of up to $30.00 million and a term facility (the “Amended Term Facility”) of up to $235.00 million. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, EUR and/or £GBP LIBOR advances (the "Draw down Rate") and bears interest at a floating rate ranging from the Draw down Rate + 1.25% - 4.50%.

The Amended Term Facility matures on July 31, 2019 and is repayable in annual amortization payments (expressed as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, commencing on the last day of each quarter, commencing with the first full financial quarter following closing, with the remaining amount due on maturity.

All amounts borrowed pursuant to the New Credit Facilities are guaranteed by the Company and certain of its subsidiaries (the "Amended Guarantors"), with each providing a first priority security interest in respect of all of the capital stock of certain subsidiaries of the Company in favour of the syndicate of lenders and all present and after acquired real and personal property of the Company and the Amended Guarantors.

Pursuant to entering into the New Credit Facilities, the Leverage Ratio (described in note 11(c) to the Company’s audited financial statements for the fiscal year ending June 30, 2014), with which the Company must comply, has been amended such that the Company must initially maintain its Leverage Ratio at less than 4.5 times, incrementally declining to less than 2.5 times by June 2017.

BUSINESS OF THE COMPANY

Introduction

DHX is a leading global children’s entertainment company, headquartered in Canada and operating worldwide. DHX owns one of the largest independent library of children’s video content in the world. The Company’s extensive library includes many of the world’s most popular and recognizable characters and shows such as Teletubbies, Yo Gabba Gabba!, Caillou, Inspector Gadget, Johnny Test, Doozers, and Busytown Mysteries and Degrassi.

DHX’s library contains approximately 10,000 half hours (more than 300 titles) of primarily animated programming, which is more than double the size of any other independent library of children’s content. The titles appeal to a broad cross-section of audiences, from classic preschool properties targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. DHX’s library, combined with its production capabilities, makes it a valuable “go to” supplier to a broad range of established and new TV channels and Over-The-Top Content (“OTT”) providers which are looking to provide a wide range of programming to their viewers. DHX has also been able to leverage its independent status and critical mass to launch its own channels, most recently in partnership with YouTube.

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The Company produces between 75 and 150 new half hours annually through its animation studios. New content is created at low risk to DHX with direct production costs typically 100% covered at green lighting from contracted Canadian broadcast licensing revenue, tax credits, other subsidies and pre-sales.

DHX also generates merchandising and licensing revenue exploiting its own brands as well as third party brands across toys, games, apparel, publishing and other categories, through its ownership of the CPLG, the largest entertainment brand representation agency in Europe.

DHX owns a highly valuable library with substantial scale and diversity. The Company believes that libraries of this breadth and depth are extremely difficult to replicate. DHX estimates that, based on its experience, replacement would take several decades, and cost more than $3.25 billion dollars (based on a per half hour episode production cost of $325,000) with no assurances of created brands of a similar strength.

Library Highlights
		% Titles Currently Licensed for
# Half Hours of Programming	# Titles	Broadcast TV

10,000+	300+	78%

		% Titles Generating Digital
# Titles with > 39 Episodes	Estimated Replacement Cost	Revenue

87	$3.25 billion+	82%

DHX develops and controls a number of established, globally recognized brands such as Yo Gabba Gabba!, multi-generational brands such as Caillou, emerging brands such as Johnny Test, and brands that are prime for renewal by the Company such as Inspector Gadget and Teletubbies.

DHX has long-standing relationships with many of the world’s distributors across broadcast television, cable and digital channels. A selection of such business relationships held by DHX is set forth in the following table:

Selected Distribution Partners

Linear Distribution		Digital Distribution
─	Al-Jazeera	─	Amazon
─	Cartoon Network	─	Blink Box
─	CBC	─	Dish Network
─	Cbeebies	─	Hulu
─	Comedy Central	─	Kidoodle
─	CTV	─	LoveFilm
─	Disney	─	Netflix
─	Family	─	Redbox
─	MTV	─	Tata Sky
─	Nickelodeon	─	TVzor
─	PBS	─	Xfinity
─	The Comedy Network	─	YouTube
─	The Hub

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DHX benefits from an advantageous regime of Canadian federal and provincial government tax credits and incentives that have been in place in one form or another for over 35 years and which enables the Company to produce television and film productions for the domestic and international marketplace with limited investment by the Company. This financing environment enables the Company to retain exploitation rights to its productions and build greater value in its library of original productions for exploitation in worldwide and ancillary markets. Canadian producers have ready access to US television markets thanks to geographic and cultural factors such as proximity, common vernacular and shared cultural experience, providing an advantage over non-Canadian producers. These are some of the factors that have propelled the overall export value of film and television production in Canada in 2012/2013 to $2.3 billion (CMPA Profile 2013 published by the CMPA available online).

The Company’s Business Lines

The Company’s core business is producing, distributing and exploiting the rights for television and film programming, primarily focusing on children’s, youth and family productions. Within its core business DHX has four integrated business lines: (1) production (including proprietary and production service), (2) distribution (including digital distribution) of its proprietary and third party acquired titles, (3) merchandising and licensing, and (4) new media and interactive. Each of the Company’s business lines is described in more detail immediately below.

Production

Production Strategy

DHX has expertise in developing, producing and monetizing children’s content worldwide. The Company is vertically integrated with its production studios and operations in Vancouver (“DHX Vancouver”), Halifax (“DHX Halifax”) and Toronto (“DHX Toronto”). Canada is a favorable jurisdiction for television production due to its tax credit incentive regime, Canadian content regulations, as well as excellent international co-production treaties and highly skilled creative workforce. Canada is the second largest exporter of English language audio visual products in the world.

DHX’s core production business focuses on programmes, primarily animation in the children and youth arena, that will appeal to worldwide audiences and that have the potential to generate multiple revenue streams. Children’s programming, especially animation, travels across cultures more easily than non-children’s programming as it can be more easily dubbed into other languages and can therefore be sold in numerous markets. Management believes that animated children’s programming is particularly attractive due to the potential for longer-term revenue streams, including merchandising and licensing revenue (discussed below), as it tends not to become dated as quickly as other forms of programming and consequently may be resold for viewing by successive generations of children.

The Company’s production strategy also encompasses development of properties outside of its core area of children and youth programming. Diversification of its production slate provides the Company with alternative revenue streams, and access to different markets.

DHX's development process is both creative and business driven. The Company’s creative development team seeks out both emerging and proven talent in the respective genres of family and comedy and works with its key broadcast clients to develop new and fresh ideas. At the same time, DHX reaches out to its international network of broadcasters to ensure it maximizes international license fees. On the business side, DHX develops structures that would maximize domestic and international subsidies.

DHX believes that focusing on the production and development of high quality television programs will result in a consequential extension of the life of the library titles produced and developed, more viable merchandising and licensing opportunities and increased profit on production. Over the past ten years, the Company has accumulated over 300 titles through proprietary production or acquisition, and is currently in production with nine titles based on its proprietary and licensed intellectual property. The Company also actively pursues co-production relationships in order to expand its output and access to international talent to create worldwide brands of value.

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DHX Halifax has completed projects such as Animal Mechanicals, Bo on the Go, Monster Math Squad and Doozers. DHX Halifax produces children’s programs as well as documentaries, prime-time comedy and feature films. DHX has also built an active production service business where it uses its facilities and software as well as talent to in-source animation production from other studios. DHX Vancouver has worked on a number of projects for Hasbro Studios, including production of the television titles My Little Pony and Pound Puppies. DHX Vancouver produces family and children’s programs and specializes in digital and classical animation.

The Company maintains a highly disciplined approach to acquiring and perfecting key exploitation rights to its content and owns the majority of the home entertainment and merchandising and licensing rights to its intellectual property. Its production partners represent a world-class base of content distributors.

Low Capital Risk Production Funding Model

DHX has developed a production funding model that ensures there is low capital risk associated with developing new titles and new seasons for existing titles while retaining the long term exploitation rights. The Company typically has 85% to 100%, of the direct cost of production covered before it green lights a production. This is achieved through domestic upfront payments, co-productions, favorable Canadian tax credits and other funds.

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DHX Proprietary Direct Production Cost Funding Model

Source of Funding (% Contribution)		Key Points		% Production Costs Covered

1	Contracted Canadian Broadcaster License Fees (~30% of total)	-	DHX works with a commissioning broadcaster (CBC, YTV, TELETOON, Treehouse, etc.)
		-	Canadian broadcasters mandated to spend approximately 30% of their revenues on Canadian content

2	Canada Media Fund (CMF) - License Fee Program (~25% of total)	-	CRTC mandated program supported by cable operators and partially by the Dept. of Canadian Heritage
		-	Serves as a license fee top up

3	Federal and Provincial Tax Credits (~35% of total)	-	Tax credits essentially are reimbursements for portion of production costs (labour based)

4	Other Public Funding Sources (~10% of total)	-	Various provincial government equity funds and private equity
		-	Shaw Rocket Fund
		-	Film Nova Scotia Funds
		-	Bell New Media Fund
		-	Independent Production Fund

5	Contracted International Pre-Sales	-	Global partners
		-	Pre-sales (pre-initial broadcast) to international broadcasters

Source: cmpa.ca; rocketfund.ca.

The Company monetizes its proprietary content through a highly diversified set of revenue streams. After the initial production, DHX licenses the content globally for a set term, and then re-licenses in various territories to create a continuing incremental revenue stream over time. In addition, the Company is leveraging the emergence of OTT digital distribution channels to further monetize proprietary content. DHX also generates a portion of revenue from licensing its brands for merchandise and other products and events. The Company has a history of successful consumer promotions with companies like Vans, Jazwares and General Mills.

DHX has a demonstrated track record in developing new properties and revitalizing iconic brands. Representative examples of the Company’s expertise in creating and exploiting brands including, among others, Animal Mechanicals, Inspector Gadget, Yo Gabba Gabba! and Caillou.

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Current Production

DHX has a robust production pipeline with over nine titles and 195 episodes in production for distribution over the 12 to 18 months following June 30, 2014. The slate includes shows such as Degrassi, Looped, Inspector Gadget, Open Heart, Dr. Dimension Pants Supernoobs, You and Me and Hank Zipzer. In addition, the Company’s prime-time production slate includes beloved titles such as the award-winning comedy series This Hour Has 22 Minutes, which has a 22 year history as a cultural icon in the Canadian market.

Production Services

DHX also generates recurring revenue from its long-standing production services relationships. DHX provides services, such as producing television shows and movies of the week for, and providing animation and other similar services to, third parties under contract and typically on a repeat basis for established brands.

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Current Work-for-hire Production Slate

Production Partner	# Titles in Production	# Episodes	Relationship (Duration)

Hasbro Studios	6	116	10+ years

Mattel Amazon	11	26	10+ years

Amazon	1	13	2 years

DreamWorks	1	78	2 years

Distribution

The Company distributes its productions primarily through DHX’s international sales group, which is based in Toronto. DHX sells initial broadcast rights to individual broadcasters representing different “windows” (pay cable, terrestrial, cable and satellite) in their respective territories, sells packages of programmes to individual broadcasters, reuse rights (“library” sales) to existing series with individual broadcasters and pre-sells series in development. The Company maintains relationships with many broadcasters in the children and youth genre in major territories worldwide. The Company’s broad base of more than 200 different customers to date has been critical to the Company’s growth, enabling it to minimize the effects of downturns in any one market. Since 1999, the Company’s international sales group has concluded over 1,500 separate television series distribution agreements.

Independent Library of Children’s Entertainment

The Company’s library contains approximately 10,000 half hours of, primarily animated programming across 300+ titles.

Key Library Assets (Top 65 of 300+ Titles)

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Title	# of Half Hour Episodes	Title	# of Half Hour Episodes
Sonic, the Hedgehog	131	Franny's Feet	52
Super Why!	80	Latest Buzz	65
Arthur	185	Martha Speaks	70
Richard Scarry	65	My Spy Family	46
Naturally, Sadie	65	Ivanhoe, The King's Knight	52
Poko	71	Jayce and the Wheeled Warriors	65
Radio Free Roscoe	52	Knights of the Zodiac	40
Waybuloo	100	Kung Fu Dino Posse	40
Zack Files	52	Lassie	52
Bo on the Go	55	Liberty's Kids	40
Are You Afraid of the Dark?	91	Les Intrepides	52
Astrofarm	53	The Little LuLu Show	52
C.O.P.S.	65	M.A.S.K.	75
Country Mouse, City Mouse	52	Madeline	65

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Distribution Capability

DHX has long-standing relationships with many of the world’s distributors across broadcast television, cable and digital channels. The Company efficiently manages its global distribution relationships through an in-house platform in order to monetize its extensive library worldwide.

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Channel	Description
Linear	Worldwide TV broadcast rights
Distribution	Over 1,500 distribution agreements with more than 270 TV networks
	─	Canada: CBC, Treehouse / YTV, TVO, Teletoon, etc.
	─	U.S.: CBS, Nickelodeon, Disney, etc.
	─	International: BBC, Channel 5, France Television, etc.
Digital	Major supplier of children’s entertainment to Netflix
Distribution	Content partners include
	─	Canada: Teletoon (Mobile & VOD), Telus
	─	U.S.: Netflix, Amazon, Hulu
	─	Europe: LOVEFiLM (Amazon), Tesco-owned Blinkbox, Dailymotion (France/Switzerland/Belgium), Canal (France), Media Network (Italy), Voyo in Slovakia, TVZOR in Russia, Virgin Media
	─	South America: Opticom in Argentina, DLA
	─	Africa: Wananchi Programming Ltd., Triplay Digital Content Ltd.
	─	Asia: Tata Sky, Reliance Digital, Cheers Media, Asiana Licensing, Alebrije Entertainment, Beijing Dingxin Tianjin Science & Technology Co., Beijing Kanglongsheng Technology Co.
Recently launched three DHX-branded subscription YouTube channels
Home	Owns home entertainment rights to most of its titles
Entertainment	Rights to home entertainment pre-sold as part of production financing or sold to specialized international distribution companies on a territory-by-territory basis

DHX is the largest independent provider of children’s content in Canada, the largest international supplier into the U.S. market, and has a significant presence in all key markets around the world, including Europe, Asia and South America. As children’s content transcends cultures more easily than other genres, the Company benefits from its focus on animated shows and enjoys global recognition for many of its titles. Through its TV sales offices located in Canada, Paris and Los Angeles, DHX distributes its programming to over 200 territories.

DHX’s distribution team consists of experienced professionals and is fully integrated with the Company’s development and production studios, which provides valuable market feedback at all stages of project development. Through this feedback, DHX is able to develop new content, including new titles and new seasons of existing titles, with broad appeal and a significant market opportunity. The Company utilizes a highly functional content rights management system which is used to manage all the business aspects of distribution and maximize monetization of content.

DHX maintains a strong global presence at preeminent industry events, including MIP, MIPCOM, Licensing International Expo, American International Toy Fair, Licensing Show and others to continually identify opportunities to monetize its library globally.

Digital Distribution

The emergence and the rapid growth of OTT platforms are creating substantial opportunities for owners of high-quality, in-demand content to create new revenue streams. DHX, as the largest independent provider of children’s programming after Disney, DreamWorks, Warner and Nickelodeon, is extremely well-positioned to benefit from this industry transformation.

The digital distribution of DHX’s industry-leading library is a source of significant growth for the

Company as subscription video on demand (“SVOD”) and other OTT channels have increasingly looked to add high quality children’s content to their offerings. The Company has agreements with leading digital providers in the U.S., including Netflix, Amazon, DLA (Latin America) and Rogers/ShowMe.

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In an effort to further enhance its OTT distribution network, DHX has entered into several international digital content deals with global channel operators in Europe, South America and Africa. The Company expects the rollout of digital to continue around the world.

In an effort to support the digitization of its library and to enhance its digital delivery capabilities, DHX has made significant investments in infrastructure, technology and personnel. These investments have supported the Company’s success in becoming one of the largest providers of children’s programs on OTT platforms, and have also provided a significant competitive and cost advantage.

In order to expand its online video platform to professional content creators, YouTube offered certain content partners the opportunity to create the first of their “paid-for” subscription channels. DHX joined this group, in May, 2013 when it launched three subscription based channels – DHX Junior, DHX Kids and DHX Retro. In July, 2014 the Company converted these channels to an advertising-based offering, which the Company believes is a more consumer-friendly model. DHX expects these channels (the brands and brief content descriptions of which are depicted below) will further enhance the Company’s digital footprint.

Offers content from The Busy World of Richard Scarry, The Doodlebops and Madeline	Features live action & animated titles such as Horseland, Mudpit, Sabrina and Sherlock Holmes	Platform for nostalgic childhood favorites including Heathcliff, Inspector Gadget, Sonic the Hedgehog and Super Mario

Merchandising and Licensing

The Company’s merchandising and licensing business involves licensing its owned intellectual property and representing third party independently owned intellectual property. With respect to DHX’s owned merchandising and licensing activities, DHX licenses rights to merchandisers for fabrication of consumer products, such as toys, games and apparel, based on intellectual property owned by the Company. Some of DHX’s proprietary brands that are leveraged in this owned merchandising and licensing business line include, among others, Yo Gabba Gabba!, Caillou, Johnny Test, Teletubbies, and In the Night Garden. In addition to the royalties earned by DHX from such licensing activities, the Company also earns revenues through exploitation of its music publishing rights and music retransmission rights.

The Company’s represented merchandising and licensing activities are carried on by CPLG, DHX’s subsidiary (acquired as part of the Cookie Jar Acquisition). CPLG is an agency business based in Europe that earns commissions on merchandising and licensing from representing independently owned brands of film studios and other third parties.

Recently, in June 2014, DHX formed, DHX Brands, which brings all of DHX’s merchandising and licensing together under one consumer products division. The DHX Brands division will focus on activity around the Company’s core slate of high-profile licensed properties and will include licensing, brand management and creative services teams. CPLG is the agent appointed for selected brands of DHX.

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New Media and Interactive

DHX's new media and interactive department operates out of Toronto, developing, producing, distributing and otherwise exploiting new media products, such as websites, interactive games and apps, to various platforms, including interactive, mobile, Internet and other new digital platforms. Over the last 12 years, the company produced and distributed over 50 owned websites and over 100 online games to broadcast partners both domestically and internationally.

DHX also licenses its brands to third party developers for various platforms and translated into a variety of languages. In 2008, the Company began to build upon this expertise to create content for the new and emerging mobile platforms and started publishing the content directly to consumers via paid subscription or download-to-own services. To date, the Company has published directly and indirectly 30 mobile applications, available in both the iOS and Android stores, and recorded 4.3 million downloads around the world. There are currently 14 titles in various stages of development and scheduled to be released in the next 12 months.

Specialized Skill and Knowledge

DHX’s management team brings together strong complementary skills, expertise and experience in various aspects of the television and film production industry, including production, financing, sales and marketing. The Company is led by Executive Chairman Michael Donovan, CEO Dana Landry, Vice Chairman Michael Hirsh, and President & COO Steven DeNure. The team has over 100 years of collective experience in the television and film production industry, and has received numerous awards of excellence.

See “The Company” and “Directors and Officers”.

Customers

DHX’s target customers are, in large part, made up of conventional and specialty terrestrial and cable/satellite television broadcasters in the US, the UK, Canada and other international markets. The Company targets the following broadcasters, some of which are currently clients of the Company.

		Canadian	International
US Networks	UK Networks	Networks	Networks

BBC America	Cbeebies(1)	CBC(1)	ABC Australia(1)
Cartoon Network(1)	CBBC(1)	CHUM Television	Canal+ (France)(1)
Comedy Central	Cartoon Network(1)	Comedy Network (1)	France Television RAI,
The Hub(1)	UK(1)	CTV Inc. (1)	ItalyNickelodeon
The Disney Channel(1)	Channel 4	Shaw Media(1)	(international)(1)
Sprout(1)	Channel 5(1)	Societe Radio Canada(1)	Cartoon Network
MTV(1)	ITV(1)	Teletoon(1)	(international) (1)
Nickelodeon(1)	CSC(1)	Tele Quebec(1)	The Disney Channel
PBS(1)	Virgin Media(1)	TVO (1)	(international)(1)
Qubo(1)	The Disney	YTV(1)	Super RTL (Germany)(1)
Starz Encore	Channel UK (1)	VRAK(1)	ZDF (Germany)(1)
Netflix(1)		Vision TV (1)	Kinderkanal (Germany)(1)
		Treehouse(1)	ARD (Germany)(1)
		TFO(1)	Discovery Channel (Latin
America) (1)
RTVE (Spain)(1)
MBC (Middle East) (1)

(1)	Current customers of the Company.

The Company’s clients number in excess of 200 broadcasters or major rights buyers.

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Competitive Conditions

There is a multi-billion dollar television market worldwide in addition to an even larger market for merchandising and licensing of children’s products. The television market is a strategic entry point for building exposure to and awareness of a brand among children and often acts as an important marketing tool for the brand.

The Company’s competitors can be segmented into two groups: Canadian production companies and international production companies.

Canadian Production Companies

The Company considers other Canadian producers that have access to the same financing environment in Canada and compete with the Company for programme commissions from Canadian broadcasters as its domestic competitors. Management believes that few of the Company’s Canadian competitors have the Company’s international distribution infrastructure and extensive international customer base which can be sourced to provide pre-sales and co-production financing. The Company has identified the following companies as its competitors in the Canadian market, identified by focus on children’s productions and cross-genre production:

Children’s Entertainment Producers	Other Canadian Producers
9 Story Entertainment	Entertainment One
Amberwood	Breakthrough Entertainment
Bardel Entertainment	Galafilm Inc.
Mercury Filmwork	Shaftesbury
Rainmaker Entertainment	Brightlight Pictures
Nelvana Limited	Temple Street
Zone 3 Inc.	Portfolio Entertainment
Fresh Animation
Atomic Cartoons
Guru Studios
Nerd Corps Entertainment

International Production Companies

DHX also competes with international production and distribution companies for sales to international broadcasters. The following are examples of international production and distribution companies, with those having a focus on children’s productions identified separately from those having a more general focus:

Children’s Entertainment Producers - US	Children’s Entertainment Producers - International
Disney	Freemantle Media
Nickelodeon	Granada
Cartoon Network	Zodiak Media Group
Scholastic Entertainment Inc.	Shed Productions
Sesame Workshop	TV Corporation
Classic Media	All 3 Media

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Intangible Properties

DHX uses a number of trademarks, service marks and official marks for its products and services. Many of these brands and marks are owned and registered by the Company, and the Company believes those trademarks that are not registered are protected by common law. The Company may also license certain marks from third parties. The Company has taken affirmative legal steps to protect its owned and licensed trademarks, and believes its trademark position is adequately protected.

The Company can give no assurance that its actions to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation or copying of its filmed and animated entertainment by others or to prevent third parties from seeking to block sales of its filmed and animated entertainment as a violation of their trademarks and proprietary rights.

Cycles

DHX’s operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one-quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. Operating results are dependent on such things as the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, these operating results may fluctuate significantly from quarter to quarter.

Economic Dependence

The Company’s operating results for the Company’s businesses are not dependent upon any single customer or upon a few customers with respect to revenues from advertisers.

Operations

DHX operates out of Halifax, Toronto, Vancouver, Paris, and Los Angeles with additional offices in London, Amsterdam, Barcelona, Milan, and Munich employed by CPLG. The Company has animation studios in Halifax and Vancouver and is able to provide services and facilities for both its owned productions as well as for third parties. Additionally, in connection with the Company’s acquisition of Epitome, the Company acquired a 98,400 square foot studio on a 4.3 acre site in Toronto used primarily for live-action productions produced by Epitome.

Content distribution is marketed via a distribution group headquartered in Toronto. DHX Halifax produces children’s programs, documentaries, prime-time comedy and feature films. DHX Toronto primarily focuses on development, pre-production and distribution of family and children’s programs. DHX Vancouver produces family and children’s programs, and specializes in digital and classical animation.

Approximately 35% of the Company’s consolidated revenues for the year ended June 30, 2014 were derived from foreign operations. These consist primarily of revenues from the Company’s international content distribution, merchandising and licensing of owned proprietary progress and merchandising and licensing of represented third party brands.

Employees

At June 30, 2014 the Company had 235 full-time employees. Twelve of these employees are based in Halifax, while 111 are based at the Company’s facilities in Toronto, 8 are based in Los Angeles, California, 15 are based in Vancouver and 89 are based in Europe. In addition, the Company retains individuals on a temporary contract basis, including directors, cast and crew, with the appropriate skills and background as required for particular projects under development or in production. During the year ended June 30, 2014, the Company retained approximately 493 temporary workers. Given the extent of the Company’s production portfolio, it is able to maintain its access to skilled animators, artists, lighting crews, directors and line producers, by being able to provide relatively constant work. Many of the leading digital animation software titles were developed by Canadian companies, and animation schools such as Sheridan College in Oakville, Ontario, are leading training centres for animators. There are a number of independent animation studios across the country that can be engaged on a “work for hire” basis that can be used to manage production capacity while minimizing fixed overhead costs.

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Social or Environmental Factors

DHX is committed to fair dealing, honesty and integrity in all aspects of its business conduct and has implemented a Code of Business Conduct and Ethics which aims to demonstrate the Company’s commitment to conduct itself ethically and is available on DHX’s website at www.dhxmedia.com.

DIVIDENDS AND DISTRIBUTIONS

Holders of Common Shares of the Company are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, to receive dividends if, as and when declared by the board of directors of the Company. The Company may pay a dividend in money or property or by issuing fully paid shares. However, the Company may not declare or pay a dividend if there are reasonable grounds to believe that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The dividend policy of the Company undergoes a periodic review by the board of directors of the Company and is subject to change at any time depending upon the earnings of the Company, its financial requirements and other factors existing at the time. On February 13, 2013 the Board of Directors approved a dividend policy for the payment of a regular quarterly dividend. It is anticipated that dividends will be paid in October, December, March and June of each fiscal year beginning March 15, 2013(1).

Pursuant to subsection 89(14) of the Income Tax Act (Canada) (“ITA”) each dividend paid by DHX on or after June 14, 2013 qualifies as an eligible dividend for Canadian income tax purposes, as defined in subsection 89(1) of the ITA.

DHX’s history on dividend payments is as follows:

Dividend Payment History

Record Date	Payment Date	Amount(2)

May 30, 2014	June 20, 2014	$0.012

February 28, 2014	March 21, 2014	$0.012

December 6, 2013	December 27, 2013	$0.011

October 2, 2013	October 16, 2013	$0.011

May 31, 2013	June 14, 2013	$0.0075

February 25, 2013	March 15, 2013	$0.0075

(1)	The gap in dividend payment between June and October is due to the timing of release of the Company’s annual financial statements which are due 90 days from year end. Quarterly financials are due 45 days from each quarter end.
(2)	All amounts represent pre-tax dividend amounts in Canadian dollars.

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DESCRIPTION OF SHARE CAPITAL

The following description refers only to the Company’s share capital and not to any of its subsidiaries. The Company’s share capital is authorized under and subject to applicable provisions of the CBCA. Any amendment to the Company’s authorized share capital, or any other provision of its Articles of Continuance, is subject to shareholder approval as required by the CBCA. For a more detailed description of the Company’s share capital, please refer to the provisions of the Articles of Continuance.

At February 12, 2004, the date of its incorporation, the Company’s authorized share capital was 1,000,000 Common Shares. On April 19, 2004, the Company’s authorized share capital was increased to 100,000,000 Common Shares. On June 6, 2005, the Company’s authorized share capital was amended to convert 10,000,000 authorized Common Shares into 10,000,000 authorized Class A Preferred Shares. On May 12, 2006, the Company amended its authorized share capital to create an unlimited number of Common Shares. At the same time the Company was authorized by its shareholders to automatically convert the Class A Preferred Shares into Common Shares at the completion of the Company’s initial Public Offering on May 19, 2006. The Common Shares do not have nominal or par value and all of the issued and outstanding Common Shares are fully paid-up. The Company also has Options exercisable for Common Shares in the capital of the Company. On May 12, 2006, the Company amended its Articles of Continuance to create a new class of shares designated as Preferred Variable Voting Shares, with an authorized capital of an unlimited number of shares. The Preferred Variable Voting Shares do not have nominal or par value and all of the Preferred Variable Voting Shares are fully paid-up.

The Company may, by special resolution of its shareholders, amend its articles to: change any maximum number of shares that the Company is authorized to issue; create new classes of shares; reduce or increase its stated capital, if its stated capital is set out in the articles; change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; divide or authorize the directors (or revoke, diminish or enlarge such authority) to divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; authorize the directors (or revoke, diminish or enlarge such authority) to change the rights, privileges, restrictions and conditions attached to unissued shares of any series; add, change or remove restrictions on the issue, transfer or ownership of shares; or add, change or remove any other provision that is permitted by the CBCA to be set out in the articles.

The holders of shares of a class are entitled to vote separately as a class on a proposal to amend the Company’s articles to: effect an exchange, reclassification or cancellation of all or part of the shares of such class; add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class; increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class; make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class; effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint. Additionally, the holders of shares of a class, except the holders of Common Shares of the Company pursuant to the Company’s articles, are entitled to vote separately as a class on a proposal to amend the Company’s articles to: increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or create a new class of shares equal or superior to the shares of such class. The holders of shares of a series are entitled to vote separately as a series on any of the foregoing proposals if such series is affected by an amendment in a manner different from other shares of the same class.

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Under the By-Laws, annual meetings must be held not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Company’s preceding financial year. The annual meeting of shareholders is held for the purpose of considering the financial statements and reports required by the CBCA to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. The board of directors of the Company may call a special meeting of shareholders at any time. Annual or special meetings may be held at the registered office of the Company or elsewhere in Canada if the Company’s board of directors so determines. Under the By-Laws, meetings of shareholders require 21 days’ notice of such meetings. Under the CBCA, the holders of not less than 5% of the issued shares of the Company that carry the right to vote at a meeting sought to be held may requisition the board of directors of the Company to call a meeting of shareholders for the purposes stated in the requisition. If the directors of the Company do not proceed to call a meeting within 21 days from the date they receive the requisition, any shareholder who signed the requisition may call the meeting. The accidental omission to give notice to a shareholder, the non-receipt of a notice by a shareholder, or any error in any notice not affecting the substance thereof, does not invalidate any action taken at any meeting held pursuant to such notice. Not less than two persons holding or representing by proxy not less than 33 1/3% of the issued and outstanding shares of the Company entitled to vote at a meeting constitute a quorum for such meeting. Subject to the CBCA, a question at a meeting of shareholders shall be decided by show of hands unless a ballot thereon is required by the chair of the meeting or demanded by any person who is present and entitled to vote on such question at the meeting. Unless a ballot is so demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders upon the question. In the case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting is not entitled to a second or casting vote.

A person or company (and any director or officer of such company) who beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Company (such as Common Shares) carrying 10% or more of votes attached to all securities of the Company is, like directors and officers of the Company, considered an “insider” of the Company. Insiders of the Company are subject to requirements under securities legislation in Canadian jurisdictions to report trades of shares and each acquisition of 2% or more of additional voting securities of the Company.

Common Shares

As of June 30, 2014, the Company had issued and outstanding 119,775,905 Common Shares. The Common Shares entitle the holders thereof to one vote per share at meetings of the Company’s shareholders; on any vote in respect of the Company’s liquidation, dissolution or winding-up; on the sale, lease or exchange of all or substantially all of the Company’s property; and as otherwise provided by applicable law. Holders of Common Shares participate in the Company’s profit by way of the payments of dividends as may from time to time be declared and, subject to the nominal priority of holders of Preferred Variable Voting Shares, the return of capital in the event of the liquidation, dissolution or other distribution of the Company’s assets for the purpose of winding up of the Company’s affairs. There are no pre-emption, redemption, purchase or conversion rights attached to the Common Shares.

Preferred Variable Voting Shares

In order to ensure that a majority of the Company’s voting shares are owned by Canadians, on May 12, 2006 the Company was granted the approval of its shareholders for an amendment to its Articles of Continuance to create a new class of Preferred Variable Voting Shares. The votes attached to the Preferred Variable Voting Shares as a class are automatically adjusted so that they, together with the votes attached to Common Shares that are owned by Canadians (as determined based on inquiries the Company has made of the holders of Common Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of the Company. The votes attached to the Preferred Variable Voting Shares as a class are, in aggregate, not less than 1% of the votes attached to all shares in the capital of the Company. The Preferred Variable Voting Shares are not listed on any stock exchange.

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The votes attached to the Preferred Variable Voting Shares as a class are determined based on the level of Canadian ownership of Common Shares ascertained through the company’s monitoring process. If no response to these inquiries is received from a particular broker or market intermediary, the Common Shares or depositary interests held by that broker or market intermediary will be deemed to be owned by non-Canadians. The votes attached to the Preferred Variable Voting Shares as a class are determined once the level of Canadian ownership of Common Shares has been established through this monitoring process.

The board of directors of the Company will not approve or compel a transfer to a person that is not a current officer of the Company and a Resident Canadian, and it is the current intention of the Company’s board of directors that all of the Preferred Variable Voting Shares be held by the individual that holds the position of Chief Executive Officer of the Company from time to time. The Company issued 100,000,000 Preferred Variable Voting Shares to the Company’s former Chief Executive Officer, now Executive Chairman, Michael Donovan, who entered into a Preferred Variable Voting Shareholders Agreement with the Company on May 12, 2006. Pursuant to the Preferred Variable Voting Shareholders Agreement any individual that becomes a holder of Preferred Variable Voting Shares of the Company (i) agrees not to transfer Preferred Variable Voting Shares, in whole or in part, except with the prior written approval of the board of directors of the Company, (ii) grants to the Company the unilateral right to compel the transfer of the Preferred Variable Voting Shares, at any time and from time to time, in whole or in part, to a person designated by the board of directors of the Company and (iii) grants to the Company a power of attorney to effect any transfers contemplated by the Preferred Variable Voting Shareholders Agreement. The board of directors of the Company will not approve or compel a transfer without first obtaining the approval of the TSX and the Preferred Variable Voting Shareholders Agreement cannot be amended, waived or terminated unless approved by the TSX. In determining whether to approve or compel a transfer, the board of directors of the Company will act in the best interests of the Company in order to enable the Company to be eligible for tax credits or government incentives. Pursuant to the Preferred Variable Voting Shareholders Agreement, the consideration received as a result of the transfer of Preferred Variable Voting Shares cannot exceed one/one millionth of a cent per share. Under the terms of the Preferred Variable Voting Shares, transfers of the shares will be restricted to Resident Canadians.

The Preferred Variable Voting Shares are redeemable at the option of the Company for one/one millionth of a cent per share and, in the event of the liquidation, dissolution or other distribution of the Company’s assets for the purpose of winding up of the Company’s affairs, holders of Preferred Variable Voting Shares are entitled to one/one millionth of a cent per share in priority to holders of Common Shares, but have no further rights. Preferred Variable Voting Shares will not be entitled to receive dividends. The terms of the Preferred Variable Voting Shares and the Preferred Variable Voting Shareholders Agreement contain a coattail provision which prevents a holder of Preferred Variable Voting Shares from accepting an offer to purchase all or part of the holder’s shares unless the party making the offer also offers to purchaser, by way of a take-over bid, all of the outstanding Common Shares at a price per Common Share and on other terms and conditions as are approved by the Company’s board of directors.

Proposed Share Capital Reorganization

DHX is currently undertaking, subject to shareholder approval, a reorganization of its share capital structure in order to address concerns relating to Canadian ownership and control arising as a result of its indirect ownership of the DHX Television Business. If approved by DHX’s shareholders, the proposed share capital reorganization would, among other things, result in the creation of three new classes of shares, Common Voting Shares, Variable Voting Shares and Non-Voting Shares. Each outstanding Common Share of DHX which is not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) would be converted into one Variable Voting Share and each outstanding Common Share which is owned and controlled by a Canadian for the purposes of the Broadcasting Act would be converted into one Common Voting Share. Common Voting Shares will carry one vote per share on all matters. The Variable Voting Shares will carry one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares will be reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share will be the same. All of the unissued Common Shares would then be cancelled. Additional details concerning the proposed share capital reorganization of DHX can be found in DHX’s Management Information Circular dated September 3, 2014 available online at www.sedar.com.

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MARKET FOR SECURITIES

The Company’s common shares are listed on the Toronto Stock Exchange. The monthly price ranges and volume for the year ended June 30, 2014 on the Toronto Stock Exchange is as follows:

DHX MEDIA LTD. (Toronto: DHX)

Date	High	Low	Volume

Jun-14	6.76	5.40	11,144,105
May-14	5.53	4.64	5,872,861
Apr-14	5.47	4.41	8,223,405
Mar-14	5.07	4.47	3,379,777
Feb-14	5.25	4.36	8,690,557
Jan-14	5.78	4.66	11,653,156
Dec-13	5.80	4.55	11,236,935
Nov-13	5.74	3.70	9,884,067
Oct-13	4.09	3.33	6,779,761
Sep-13	3.58	2.77	3,317,612
Aug-13	3.26	2.69	1,677,745
Jul-13	3.53	3.05	3,361,258

Prior Sales of Shares

During the most recently completed financial year, the Company has not issued any shares which are not listed or quoted on a marketplace, including the PVVS.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

In connection with the Company’s acquisition of Epitome, Linda Schuyler and Epitome Group Holdings Inc. (together, the “Epitome Vendors”) were issued an aggregate of 2,915,263 shares in the capital of the Company (the “Epitome Consideration Shares”). The Epitome Vendors entered into a lock-up agreement (the “Lock-Up Agreement”) with the Company, pursuant to which they agreed not to pledge, sell or otherwise trade or transfer the Epitome Consideration Shares until September 30, 2014, subject to certain limited exceptions. On May 28, 2014, the Epitome Vendors exercised their right to transfer an aggregate of $1,000,000 worth of the Epitome Consideration Shares to a registered charity of their choosing. Currently, 2,725,149 of the Epitome Consideration Shares remain subject to the Lock-Up Agreement as set forth in the table below.

Additionally, the 100,000,000 Preferred Variable Voting Shares of the Company issued and outstanding are subject to certain restrictions on transfer as described in more detail above under “Description of Share Capital Preferred Variable Voting Shares”.

	Number of Securities that are Subject to a Contractual	Percentage of
Designation of Class	Restriction on Transfer	Class

Common Shares	2,725,149	2.27%

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	Number of Securities that are Subject to a Contractual	Percentage of
Designation of Class	Restriction on Transfer	Class

Preferred Variable Voting Shares	100,000,000	100%

DIRECTORS AND OFFICERS

The Company’s board of directors is elected at each annual general meeting of shareholders. Additional directors may, within the maximum number permitted by the Articles of Continuance, be appointed by the board of directors of the Company, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. The Company may have as few as three directors, at least two of whom cannot be officers or employees of the Company or its affiliates, and as many as ten directors. A director or officer of the Company must disclose to the Company, in the manner and to the extent provided by the CBCA, any interest that such director or officer has in a material contract or transaction, whether made or proposed, with the Company, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Such a director shall not vote on any resolution to approve the material contact or transaction except as allowed under the CBCA. Directors are paid such remuneration for their services as the board of directors of the Company may from time to time determine. Directors are entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board of directors of the Company or any committee thereof. Subject to the CBCA, the Company will indemnify a director or an officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs and expenses reasonably incurred by the individual in respect of any civil, criminal or other proceeding in which the individual is involved because of that association with the Company, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Company, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The board of directors of the Company may from time to time appoint a chair of the board of directors of the Company, a chief executive officer, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board of directors of the Company may determine. The board of directors of the Company may from time to time specify the duties of each officer, delegate to him or her powers to manage any business or affairs of the Company (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the CBCA. The board of directors of the Company may, in its discretion, remove any officer of the Company. To the extent not otherwise so specified or delegated, and subject to the CBCA, the duties and powers of the officers of the Company shall be those usually pertaining to their respective offices. The board of directors of the Company has the power to approve offerings of authorized capital. The board of directors of the Company may appoint one or more committees of the board of directors of the Company and, subject to the CBCA, delegate to any such committee any of the powers of the board of directors of the Company.

The following table sets out, for each of the Company’s directors and executive officers, the person’s name, age, municipality of residence, positions with the Company, principal occupation and, if a director, the day, month and year in which the person became a director. The term of office for each of the directors will expire at the time of the Company’s next annual shareholders meeting. As of June 30, 2014, the Company’s current directors and officers owned or exercised direction or control over a total of 9,840,277 Common Shares, representing 8.22% of the outstanding number of Common Shares.

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Directors and Officers

Name and Municipality of		Offices with the	Principal	Director
Residence	Age	Company	Occupation	Since

David c. Colville Halifax, Nova Scotia, Canada	69	Director	Corporate Director	May 16, 2014

Sir judson graham day(1),(2),(3),(4) Hantsport, Nova Scotia, Canada	81	Lead Director	Corporate Director	January 9, 2006

Michael Patrick Donovan(1) Halifax, Nova Scotia, Canada	61	Executive Chairman/Director	Officer of the Company/ Corporate Director	February 12, 2004

Michael Hirsh Toronto, Ontario, Canada	66	Vice Chairman/ Director	Officer of the Company/ Corporate Director	October 22, 2012

D. Geoffrey Machum Halifax, Nova Scotia, Canada	54	Director	Lawyer	May 16, 2014

John William Ritchie(2),(3),(4) Halifax, Nova Scotia, Canada	85	Director	Corporate Director	February 12, 2004

Robert G. C. Sobey(2) New Glasgow, Nova Scotia, Canada	47	Director	Corporate Director	December 16, 2010

Donald Arthur Wright(2),(3),(4) Toronto, Ontario, Canada	66	Director	Corporate Director	January 9, 2006

Dana Sean Landry Toronto, Ontario, Canada	43	Chief Executive Officer/Director	Officer of the Company/ Corporate Director	September 23, 2014

Keith Benjamin Abriel Toronto, Ontario, Canada	41	Chief Financial Officer	Officer of the Company	N/A

Steven Graham Denure Toronto, Ontario, Canada	55	President and COO	Officer of the Company	N/A

Mark Gregory Gosine, Halifax, Nova Scotia, Canada	47	Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary	Officer of the Company	N/A

David Andrew Regan Halifax, Nova Scotia, Canada	45	Executive Vice President, Corporate Development	Officer of the Company	N/A

(1)	Member of the Production Financing Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Nominations Committee.

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Except as noted below, each of the Company’s directors and executive officers has been engaged for more than five years in his or her present principal occupation or in other capacities with the Company or organization (or predecessor) in which he or she currently holds his or her principal occupation.

Directors and Officers

David C. Colville, P.Eng., a non-executive Director of DHX, is president of DC Communications Consulting Ltd, and a former Commissioner and Vice Chairman of the Canadian Radio-Television and Telecommunications Commission (CRTC). Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. after which he became the Senior Director, Communications Policy at the Nova Scotia Department of Transportation and Communications. From 1990 to 2004 he was Commissioner and Vice Chairman (from 1995) of the Canadian Radio-Television and Telecommunications Commission (CRTC), during which time he chaired the team investigating internet broadcasting vis-à-vis the Broadcasting Act. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Sir Judson Graham Day, O.N.S., C.D., Q.C., O.C., a non-executive and Lead Director of DHX, is Counsel to the Atlantic Canada law firm of Stewart McKelvey. He has served as Chairman of the board of directors of Sobeys Inc., Cadbury Schweppes plc, PowerGen plc, British Aerospace plc, Hydro One Inc., Scotia Investments Limited, as well as lead director of The Bank of Nova Scotia. Sir Graham Day is a Fellow of the Institute of Corporate Directors of Canada and a Companion of the Chartered Management Institute in the United Kingdom. He is the Colonel Commandant of the Canadian Forces Legal Branch. He is Chancellor Emeritus of Dalhousie University, was knighted in 1989 by Queen Elizabeth II for services to British industry and is an Officer of the Order of Canada. He has been elected to the Canadian Business Hall of Fame.

Michael Patrick Donovan, Executive Chairman of DHX, has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary Bowling for Columbine. Mr. Donovan was Chief Executive Officer of DHX Media from the time of the Company’s founding, in 2006, until August 2014. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan is one of the creators of This Hour has 22 Minutes, one of Canada’s longest-running television comedy series; and he was producer and one of the creators of the multi-award winning feature film, Shake Hands with the Devil. Mr. Donovan holds a B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Michael Hirsh, Vice-Chairman, Executive Producer, and Chairman of Digital Sales Group of DHX, is recognized industry wide as a leading business and brand builder. Mr. Hirsh served as Chair of DHX from October 2012 until July 2014. Mr. Hirsh’s achievements have helped shape today’s era in animation production and distribution. In 1971, Mr. Hirsh co-founded Nelvana Limited, where he developed and produced many of television’s most celebrated quality animated programs and in the process pioneered many of the worldwide co-production, marketing and distribution techniques that have become standard industry practice. Some of the shows that Nelvana is best known for are Babar, Berenstain Bears, Care Bears, Droids, Ewoks, Magic School Bus, Franklin, Little Bear, Max and Ruby, Rolie Polie Olie, Bob and Margaret, and Rock & Rule. Nelvana was sold in 2000 and Mr. Hirsh continued to serve as CEO until 2002 when he left the company. In 2004, Mr. Hirsh co-led an investment group to start Cookie Jar Entertainment Inc. where he served as CEO until the acquisition of its business by DHX in October 2012.

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D. Geoffrey Machum, Q.C., a non-executive Director of DHX, is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He is the firm’s designated Strategic Marketing Partner and serves on its governing Partnership Board, as well as on its Human Resources Committee. He is recognized by national peer based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum is also Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management’s Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors. Mr. Machum has been involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

John William Ritchie, a non-executive director of DHX, has over 50 years of experience in the Canadian financial community. Mr. Ritchie is a former director of Empire Co. Ltd., Sobeys Inc. and Salter Street Films. Mr. Ritchie also co-owned and operated Scotia Bond Company Limited, an Atlantic Canadian-based, regional investment dealer, from 1963 to 1990. Scotia Bond was a member of the Toronto and Montreal Stock Exchanges and was sold to a national investment dealer in 1990.

Robert (Rob) G. C. Sobey, a non-executive director of DHX, is past President and Chief Executive Officer of Lawtons Drugs having worked for Sobeys Inc. for 25 years, the last 8 as leader of Lawtons Drugs. Mr. Sobey serves on the boards of Empire Company Ltd., Sobeys Inc., Norvista Capital and Seafort Capital. Mr. Sobey has served on numerous volunteer boards and foundations, including the boards of Queen’s University, Nova Scotia College of Art and Design, Nova Scotia Community College, and the Art Gallery of Nova Scotia. Mr, Sobey is Chairman of the Sobey Art Foundation and the annual Sobey Art Award, as well as the D&R Sobey Scholarship Program. He is an Honourary lifetime Governor of AGNS and sits on Britain’s Tate Museum’s American Patrons Committee, Dalhousie University’s Board of Governors, and the Queen’s University School of Business Advisory Board. Appointed Honourary Colonel of the 1st Field Artillery Regiment of Halifax in 2011, he received a Queen Elizabeth II Diamond Jubilee Medal for outstanding service. Mr. Sobey was selected Top CEO for Atlantic Canada in 2009 by Atlantic Business Magazine; he has an honours undergrad, an MBA, and the ICD.D designation.

Donald Arthur Wright, a non-executive director of DHX. Mr. Wright is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright’s career has spanned over 30 years in the investment industry. He has held a number of leadership positions, including President of Merrill Lynch Canada, Executive Vice-President, Director and member of the Executive Committee of Burns Fry Ltd., Chairman and Chief Executive Officer of TD Securities Inc. and Deputy Chairman of TD Bank Financial Group. Mr. Wright serves as Chairman of the Board of Directors of GMP Capital Inc. He is also Chairman of the Board of Trustees of Richards Packaging Income Fund. Mr. Wright serves as a Director of several other Canadian corporations. He actively supports numerous charitable organizations. He is a member of the Board of Directors for MaRS Innovation Inc., a member of the Royal Ontario Museum Governors’ Finance Committee, and a member of the Campaign Cabinet of the Phoenix Capital Campaign. He is also a past member of the Board of Trustees of The Hospital for Sick Children, and Past Chairman of the Board of Directors of VIA Rail Canada Inc.

Dana Sean Landry, CA, currently serves as Chief Executive Officer of DHX (as of July 31, 2014). Mr. Landry was appointed to the board of directors of the Company on September 23, 2014. Mr. Landry previously served as DHX’s Chief Financial Officer from the time of the Company’s founding until July 31, 2014. Before DHX, he was CFO, General Manager and Corporate Secretary for SolutionInc Technologies Limited (“SolutionInc”) from 2003-2006, a public technology company traded on the TSX Venture Exchange. Before joining SolutionInc, Mr. Landry was a financial advisor to Collideascope Digital Productions Inc., an integrated television and new-media production company, and President and Chief Financial Officer of imX Communications Inc., a feature film, MOW and television production company. Mr. Landry began his career at Doane Raymond, Chartered Accountants (now Grant Thornton LLP) and then moved on to PwC where he had extensive involvement with the successful initial public offering of Salter Street Films. Mr. Landry is Chartered Accountant in good standing with the Institute of Chartered Accountants of Nova Scotia and holds a BBA from Acadia University (1993).

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Officers

Keith Benjamin Abriel, CA, CFA, Chief Financial Officer of DHX, joined the Company in July, 2014, bringing more than six years of experience working as a Chief Financial Officer and consultant for a number of public and venture-backed private companies, and more than nine years of experience with PricewaterhouseCoopers LLP (PwC). From 2010 to 2014, Mr. Abriel provided consulting services to DHX Media Ltd., mainly in the areas of taxation and financial reporting. While with PwC, Mr. Abriel served as the Senior Manager on DHX’s year-end audits from 2004 to 2007, and during the Company’s IPO in 2006. A Past President of the Atlantic Canada CFA Society, Mr. Abriel is a Chartered Accountant and a CFA Charterholder, who began his career with Coopers and Lybrand (now PwC). Mr. Abriel graduated cum laude in 1995 from Saint Mary's University with a BComm.

Steven Graham DeNure, President and Chief Operating Officer of DHX, is responsible for overseeing overall operations of DHX and its subsidiaries. Mr. DeNure also serves as Executive Producer on many of the Company’s television and interactive media projects. Mr. DeNure co-founded Decode Entertainment in 1997 and in 2006 merged the operations of Decode with Halifax Film to create DHX. Prior to founding Decode Mr. DeNure was at Alliance Communications Corporation for more than 10 years and served in a number of senior positions including President of Alliance Productions and President of Alliance Multimedia. During his tenure at Alliance Communications Corporation, he was involved in the development, financing and production of all television and feature film projects, including notable projects such as Due South, North Of 60, Eng, and Blackrobe, and was responsible for the animation division, music-publishing division (TMP), and for merchandising and licensing. Mr. DeNure is a pioneer in CGI animation, having acted as Executive Producer of the groundbreaking Reboot and Beast Wars animation series. Mr. DeNure serves on the board of the Canadian Film Centre as Vice Chair. Mr. DeNure graduated from Simon Fraser University with a BA in Economics & Business Administration.

Mark Gregory Gosine, Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary of DHX, is responsible for all of the legal and regulatory affairs for DHX and its subsidiaries. His principal areas of focus are financings, mergers, acquisitions, securities, intellectual property, governance and compliance. Mr. Gosine has more than 15 years’ legal experience both in private practice and in-house, and has more than 20 years’ experience in the entertainment industry. Mr. Gosine plays a key role in the Company’s growth strategy in the acquisition and subsequent integration of such acquisitions. In his entertainment work, he oversees all legal and business aspects of the Company’s development, production and distribution. He commenced his career as a performer after completing the jazz program at St. Francis Xavier University. Mr. Gosine went on to complete a B.A. Honours degree at Saint Mary’s University and earned an LL.B. at Dalhousie University. He is member of the Nova Scotia Barristers’ Society, the Canadian Bar Association and the Canadian Corporate Counsel Association. Mr. Gosine currently serves on the boards of the Nova Scotia Yachting Association, the Social Cultural Recreational Inclusion Society and the Atlantic Film Festival, having previously served on the boards of various arts and culture organizations.

David Andrew Regan, Executive Vice President, Corporate Development of DHX, is responsible for the Company’s mergers, corporate acquisitions and capital markets activities. Prior to working with DHX, Mr. Regan held positions with VI Associates, A.T. Kearney’s New York Financial Institutions Group and Export Development Corporation. In these positions he worked with clients in the entertainment and financial services industries throughout North America, Europe and Asia to provide financing, corporate development and business strategy advisory services. Mr. Regan holds an MBA from INSEAD in Fontainebleau, France, and a BBA Honours degree from St. Francis Xavier University in Nova Scotia. Mr. Regan serves on the board of directors of Watts Wind Energy Inc. and Katalyst Wind Inc. and is the Atlantic Canada chapter chair of the Ernest C. Manning Innovation Awards.

The following chart sets forth the companies and partnerships (other than the Company and its subsidiaries) of which a director or of the Company is, or has in the past five years been, a director or partner:

Directorships/Partnerships
Current Directorships and
Director	Past Directorships and Partnerships	Partnerships
David C. Colville	—	—
Sir judson graham day	Scotia Investments Limited	—
Minas Basin Holdings Ltd.
The CSL Group Inc.

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Directorships/Partnerships
Current Directorships and
Director	Past Directorships and Partnerships	Partnerships

Michael patrick donovan	Media Fund (Atlantic) Ltd.	3124518 Nova Scotia Limited
Simply Cast
Michael hirsh	Cookie Jar Entertainment Inc.	Cineflix
TEAM
Cinecoup
Floating Island

D. Geoffrey machum	—	Halifax Port Authority

J. William ritchie	Sobeys Inc.	Kivuto Inc.
	1X Inc.	Simply Cast
	Empire Company Limited	Watts Wind Energy Inc.
CrossOff Inc.
Scotia Bond Company Limited
Keltic Savings Corporation Ltd.
imX Communications
Sampling Technologies Inc.
Media Badger Inc.

Robert g. C. Sobey	—	Sobeys Inc.
Empire Co. Limited
Seafort Capital
Norvista Capital

Donald arthur wright	Attwell Capital Inc.	Condor Petroleum Inc.
	Black Bull Resources Inc.	GMP Capital Inc.
	Equity Financial Holdings Inc.	Jaguar Resources Inc.
	Fralex Therapeutics Inc.	New Era Minerals
	GMP Capital Trust	Richards Packaging Income Fund
	Saxon Energy Services Inc.	Mettrum Ltd.
VIA Rail Canada Inc.
Tuscany International Drilling Inc.

Dana landry	—	—

Directors’ Interests in Common Shares

The interests (all of which are beneficial, unless otherwise stated) of the Company’s directors, their immediate families and persons connected with them, in Common Shares and options or warrants to acquire Common Shares are as follows:

Directors’ Interests in Common Shares
		Common Shares under
Name	Common Shares Owned	Option/Warrants

David C. Colville	-	-
Sir Graham Day	65,403	170,000
Michael Donovan	6,124,077	-
Michael Hirsh	321,000	250,000
D. Geoffrey Machum	92,626	-

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Directors’ Interests in Common Shares
		Common Shares under
Name	Common Shares Owned	Option/Warrants

J. William Ritchie	667,718	260,000
Robert Sobey	465,000	260,000
Donald Wright	185,135	260,000
Dana Landry	177,000	1,500,000

There are no directors of the Company or members of their immediate families or affiliated companies or trusts who, at the date hereof, have any financial product (including, a contract for difference or a fixed odds bet) whose value in whole or part is determined directly or indirectly by reference to the price of the Common Shares.

Committees of the Board of Directors

The board of directors of the Company has established an audit committee, a human resources and compensation committee, a corporate governance and nominations committee and a production financing committee. Each of the committees has adopted a written charter establishing its role and responsibilities.

Audit Committee

The audit committee assists the board of directors of the Company in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. These responsibilities include oversight of the quality and integrity of the Company’s internal controls and procedures, reviewing annual and quarterly financial statements and related management discussion and analysis, engaging the external auditor and approving independent audit fees and considering the recommendations of the independent auditor, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. The audit committee has the authority to retain outside counsel or experts to assist the Committee in performing its functions. The Company’s audit committee is chaired by Donald Wright and currently composed of Sir Graham Day and J. William Ritchie, each of whom is an unrelated independent director. A copy of the audit committee charter is attached as Schedule “A” to this annual information form. Each of the members of the Audit Committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. For a description of the relevant education and experience of the Audit Committee members, see “Directors and Officers”.

The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers, in each of the fiscal years ended June 30, 2013 and June 30, 2014.

Audit Fees
	Fiscal Year ended	Fiscal Year ended
Fees	June 30, 2013	Jun 30, 2014
Audit Fees(1)	$788,000	$1,166,000
Audit Related Fees(2)	$95,400	$42,600
Tax Fees(3)	$232,000	$455,600
All Other Fees	-	-

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Audit Fees
	Fiscal Year ended	Fiscal Year ended
Fees	June 30, 2013	Jun 30, 2014

Total	$1,115,400	$1,664,200

(1)	Audit fees are for services related to the audit of the consolidated financial statements (2013 - $475,000 and 2014 - $594,000) and reviewing disclosure in quarterly statements, prospectus filings, business acquisition and stat audits (2013 - $313,000 and 2014 - $1,070,200).
(2)	Audit related fees are for services including those related to production cost audits and bank reporting.
(3)	Tax fees are for services related to tax compliance (2013 - $112.200 and 2014 - $140,200) and planning (2013 - $120,000 and 2014 - $140,200) and due diligence (2013 - Nil and 2014 - $134,700).

Human Resources and Compensation Committee

The human resources and compensation committee ensures that the Company has high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The human resources and compensation committee reviews and makes recommendations to the Company’s board of directors regarding the appointment of the Company’s executive officers, and the establishment of, and any material changes to, executive compensation programmes, including that of the Chief Executive Officer. The human resources and compensation committee also oversees and administers the Company’s employee compensation and benefits plans. The human resources and compensation committee is responsible for reviewing and recommending to the board of directors of the Company the terms of compensation of directors. The human resources and compensation committee is chaired by Robert Sobey and currently composed of Sir Graham Day, Donald Wright and J. William Ritchie.

Corporate Governance and Nominations Committee

The corporate governance and nominations committee assists the board of directors of the Company in identifying candidates for the board of directors of the Company and in developing and implementing effective corporate governance principles for the Company. The committee is responsible for establishing a code of business conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. The nominating and governance committee also evaluates the effectiveness of the board of directors of the Company as a whole, each committee of the board of directors of the Company and the contribution of individual directors. The nominating and governance committee is chaired by Sir Graham Day and is currently composed of Donald A. Wright and J. William Ritchie.

Production Financing Committee

The production and financing committee consists of Michael Donovan and Sir Graham Day and has the authority to approve, execute and authorize all film and television production financing.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Donald Wright has been a director of Tuscany International Drilling Inc. (“Tuscany”) since December 2008. On February 2, 2014 Tuscany announced that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code (“US Code”) in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Proceedings”) to implement a restructuring of the Company’s debt obligations and capital structure through a plan of reorganization under the US Code. Tuscany also announced that it and Tuscany USA intend to commence ancillary proceedings in the Court of Queen's Bench of Alberta under the Companies' Creditors Arrangement Act to seek recognition of the Chapter 11 Proceedings and certain related relief.

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LEGAL PROCEEDINGS

The Company is not, and was not during fiscal 2014, a party or subject to any legal proceedings or group of similar proceedings, nor are any such proceedings known to the Company to be contemplated, where the amount involved, exclusive of interest and costs, exceeds or exceeded ten percent of the current assets of the Company.

RISK FACTORS

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition. Certain additional risks associated with DHX’s acquisition of the DHX Television Business in addition to those specifically described below may continue to be applicable following the completion of such acquisition. Specifically, those risks include Enforcement of Remedies and Potential Undisclosed Liabilities Associated with the Acquisition as disclosed in more detail under such sub-headings in the Short Form Prospectus of the Company dated December 30, 2013 at page 27 available online at www.sedar.com. The Short Form Prospectus is available at www.sedar.com. Unless the context suggests otherwise, for purposes of this Risk Factors section the term "DHX" or the "Company" includes the DHX Television Business.

Risks Applicable to DHX Generally

Risks Related to Doing Business Internationally

The Company distributes films and television productions outside Canada through third party licensees and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism; and the spread of viruses, diseases or other widespread health hazards.

Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

Fluctuating Results of Operations

Results of operations with respect to DHX’s production and distribution of film and television operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels, industry practice is that broadcasters make most of their annual programming commitments between February and June such that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, DHX’s revenues may not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

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Raising Additional Capital

The Company may require capital in the future, in order to meet additional working capital requirements, to make capital expenditures or to take advantage of investment and/or acquisition opportunities (the specific risks of which are described in more detail below). Accordingly, it may need to raise additional capital in the future. The Company’s ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company. If the Company raises additional funds by issuing equity securities, the relative equity ownership of its existing investors could be diluted or new investors could obtain terms more favourable than previous investors. If the Company raises additional funds through debt financing it could incur additional significant borrowing costs as described in more detail below. If the Company is unable to raise additional funds when needed, or on terms acceptable to the Company, its ability to operate and grow its business could be impeded.

Reliance on Key Personnel

The Company is substantially dependent upon the services of certain key personnel, particularly Michael Donovan, Dana Landry, Steven DeNure, and Joseph Tedesco (with respect to the DHX Television Business). The loss of the services of any one or more of such individuals could have a material adverse effect on the business, results of operations or financial condition of the Company. Each of Mr. Donovan, Mr. Landry, Mr. DeNure, and Mr. Tedesco are under contract with the Company until 2015, 2018, 2016, and indefinitely, respectively.

Market Share Price Fluctuation

The market price of the Company’s Common Shares may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company’s earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavourable publicity or changes in applicable laws and regulations, exercise of the Company’s outstanding options and/or warrants, or other factors. Moreover, from time to time, the stock markets on which the Company’s Common Shares will be listed may experience significant price and volume volatility that may affect the market price of the Company’s Common Shares for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of Common Shares or the availability of Common Shares for future sale (including Common Shares issuable upon the exercise of stock options) will have on the market price of the Common Shares prevailing from time to time. Sales of substantial numbers of Common Shares, or the perception that such sales could occur, could adversely affect the prevailing price of the Company’s Common Shares.

Tax Matters

In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. In addition, DHX is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Company’s cash resources available for its operations.

Litigation

Governmental, legal or arbitration proceedings may be brought or threatened against the Company in the future. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert management’s attention and focus away from the business and subject the Company to potentially significant liabilities.

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Acquisition Strategy

The Company has made or entered into, and will likely continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX at the time of acquisition, and certain target companies may be larger than DHX.

Growth and expansion resulting from future acquisitions may place significant demand on the Company's management resources. In addition, while DHX’s management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company's current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; (g) the assumption of significant and/or unknown liabilities of the acquired company; and (h) the diversion of management’s time and resources. Additional and overlapping risks relating to DHX’s acquisition strategy are discussed in this Risk Factors section under Raising Additional Capital, Leverage Risk, Significant Indebtedness, Management of Expanding Operations, Integration of the DHX Television Business, and New Business.

Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company's share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Leverage Risk

The Company's degree of leverage, particularly if increased to complete potential acquisitions, could have important consequences for investors, including limiting the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company's flexibility and discretion to operate its business; limiting the Company's ability to declare dividends on its Common Shares; having to dedicate a portion of the Company's cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company's ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.

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Significant Indebtedness

DHX incurred a significant amount of indebtedness in connection with the completion of the acquisition of the DHX Television Business. As of July 31, 2014, DHX had outstanding indebtedness of $256.8 million. The debt level could materially and adversely affect DHX in a number of ways, including:

•	limiting its flexibility to plan for, or react to, changes in its business or market conditions;
•	limiting its ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or general corporate purposes;
•	limiting its access to cash available from operations for future acquisitions and business in general;
•	increasing its vulnerability to the impact of adverse economic, industry and Company-specific conditions;
•	placing it at a disadvantage compared to any competitors that may have lower degree of leverage.

In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company's operations and ability to implement its business strategy.

Covenants in New Credit Facilities

The terms of the Company's New Credit Facilities may limit the Company's ability to, among other things:

•	incur additional indebtedness or contingent obligations;
•	sell significant assets;
•	grant liens; and
•	pay dividends in excess of certain thresholds.

The New Credit Facilities require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company's ability to finance its future operations or capital needs or to take advantage of favourable business opportunities. The Company's ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company's control. The Company's failure to comply with any of these covenants or financial ratios may result in a default under the New Credit Facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross-acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the credit facility, if at all.

Management of Expanding Operations

As a result of the acquisition of the DHX Television Business and other acquisitions recently completed by DHX, significant demands have been placed on the managerial, operational and financial personnel and systems of DHX. No assurance can be given that DHX’s systems, procedures and controls will be adequate to support the expansion of operations of DHX. The future operating results of DHX will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If DHX is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.

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Liquidity Risk

The Company's production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company's film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company's business and results of operations, including by limiting the Company's ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Common Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.

Volatile Market Price

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of DHX include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long term value of DHX.

Dividend Payments

The Company currently pays quarterly dividends on its Common Shares in amounts approved by the Board of Directors of the Company. While the Company expects to continue to generate sufficient free cash flow to fund such dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue its dividend payments at the current levels.

Integration of the DHX Television Business

DHX's ability to maintain and successfully execute its business depends upon the judgment and project execution skills of its senior professionals. Any management disruption or difficulties in integrating DHX's and the DHX Television Business' management and operations staff could significantly affect DHX's business and results of operations. The success of the acquisition will depend, in large part, on the ability of management of DHX to realize the anticipated benefits and cost savings from integration of the businesses of DHX and the DHX Television Business. The integration of the businesses of DHX and the DHX Television Business may result in significant challenges, and management of DHX may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without spending significant amounts of money. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management of DHX to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the acquisition.

The integration of the DHX Television Business requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. There can be no assurance that management of DHX will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated as a result of the acquisition of the DHX Television Business. Any inability of management to successfully integrate the operations of DHX and the DHX Television Business, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of DHX. The challenges involved in the integration may include, among other things, the following:

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•	addressing possible differences in corporate cultures and management philosophies;
•	retaining key personnel going forward;
•	integrating information technology systems and resources;
•	managing the expansion DHX's accounting system and adjusting its internal control environment to cover the DHX Television Business' operations;
•	unforeseen expenses or delays associated with the acquisition of the DHX Television Business;
•	unforeseen facilities-related issues;
•	performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management's attention to the acquisition; and
•	meeting the expectations of business partners with respect to the overall integration of the businesses.

It is possible that the integration process could result in the loss of key employees, diversion of management's attention, the disruption or interruption of, or the loss of momentum in, ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect DHX's ability to maintain relationships with business partners and employees or its ability to achieve the anticipated benefits of the transaction, or could reduce its earnings or otherwise adversely affect the business and financial results of the combined company. In addition, the integration process may strain the combined company's financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the combined company's core business objectives.

Economic Conditions

DHX’s revenues and operating results are and will continue to be influenced by prevailing general economic conditions in particular with respect to its newly acquired television broadcasting activities. In certain cases, purchasers of the DHX Television Business' advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase DHX’s bad debt expense. During an economic downturn, there can be no assurance that DHX’s operating results, prospects and financial condition would not be adversely affected.

Risks Related to the Production and Distribution of Film and Television

Risks Related to the Nature of the Entertainment Industry

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

Risks Related to Television and Film Industries

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its Management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favourable reviews or ratings, that its films and television programs will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the

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Company’s business, results of operations or financial condition.

Licensed distributors’ decisions regarding the timing of release and promotional support of the Company’s films, television programs and related products are important in determining the success of these films, programs and related products. The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.

Loss of Canadian Status

The Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act. In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. As well, substantially all of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, the broadcaster could refuse acceptance of the Company’s productions.

Competition (Production and Distribution)

For fiscal 2014, a material portion of the Company’s revenues are derived from the production and distribution of television and film programs. The business of producing and distributing television and film programs is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other television and film production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.

The Company intends to increase its penetration of the prime-time television network market. The Company competes for time slots with a variety of companies which produce televised programming. The number of network prime-time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. Competition created by the emergence of new broadcasters has generally caused the market shares of the major networks to decrease. Even so, the licence fees paid by the major networks remain the most lucrative. As a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to increase its penetration of the prime-time network market or obtain favourable programming slots, the failure to do so may have a negative impact on the Company’s business.

Limited Ability to Exploit Film and Television Content Library

The Company depends on a limited number of titles for a significant portion of the revenues generated by its film and television content library. In addition, many of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.

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Protecting and Defending Against Intellectual Property Claims

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as some of its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of motion pictures into digital format have made it easier to create, transmit and share unauthorized copies of motion pictures, DVDs and television shows. Users may be able to download and/or stream and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download and/or stream digitally, some consumers may choose to digitally download or stream material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Concentration Risk

Revenue from production and distribution of film and television may originate from disproportionately few productions and broadcasters. The value of the Common Shares may be substantially adversely affected should the Company lose the revenue generated by any such production or broadcaster.

Potential for Budget Overruns and Other Production Risks

A production’s costs may exceed its budget. Unforeseen events such as labour disputes, death or disability of a star performer, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. DHX has never made a material claim on its insurance or called on a completion bond. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.

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Management Estimates in Revenues and Earnings

The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings can widely fluctuate if Management has not accurately forecast the revenue potential of a production.

Stoppage of Incentive Programs

There can be no assurance that the local cultural incentive programs which DHX may access in Canada and internationally from time to time, including those sponsored by various European, Australian and Canadian governmental agencies, will not be reduced, amended or eliminated. Any change in the policies of those countries in connection with their incentive programs may have an adverse impact on DHX’s business, results of operation or financial condition.

Financial Risks Resulting from the Company’s Capital Requirements

The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Government Incentive Programs

In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canadian Television and Cable Production Fund, the provincial film equity investment programs, federal tax credits and provincial tax credits. The tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.

Changes in Regulatory Environment

At the present time, the film and television industry is subject to a variety of rules and regulations. In addition to the regulatory risks applicable to the DHX Television Business more particularly described elsewhere herein, the Company’s film and television production and distribution operations may be affected in varying degrees by future changes in the regulatory environment of the film and television industry. Any change in the regulatory environment applicable to the Company’s operations could have a material adverse effect on the Company’s revenues and earnings. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Technological Change (Production and Distribution)

Technological change may have a materially adverse effect on the Company’s business, results of operations and financial condition. The emergence of new production or CGI technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

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Labour Relations

Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labour protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

Exchange Rates

The returns to the Company from foreign exploitations of its properties are customarily paid in US dollars, GBP and Euros and, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canadian funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company will hedge its foreign exchange risk through the use of derivatives.

Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Risks Related to Television Broadcasting

Applicable Licenses

The DHX Television Business operates under three broadcast licenses issued by the CRTC, which are required to operate the broadcasting undertakings in the DHX Television Business. The Category A license for Family Channel and Disney Junior (English-language) and the Category B license for Disney Junior (French-language) were issued for five years and expire in 2017. The Category B licence for Disney XD was issued for six years and expires in 2015.

All larger, licensed Canadian BDUs must carry channels that hold Category A licenses in the appropriate language market. A loss of a Category A license could have a material adverse effect on the subscriber count and ultimately the revenues of DHX attributable to its television broadcasting activities.

In addition, the CRTC licenses carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, and maximum airtime devoted to certain suppliers, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of the DHX Television Business. Moreover, in past years, previous owners of the DHX Television Business were able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX does not own additional broadcast assets with Canadian expenditure obligations and, therefore, cannot allocate programming expenditures on this basis.

Concentration of Customers

The DHX Television Business is dependent on BDU, including cable, DTH, IPTV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.

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The majority of the DHX Television Business' subscriber base is reached through a small number of very significant customers, including Bell, Rogers, Shaw and Videotron. There is always a risk that the loss of an important relationship would have a significant impact on any particular business unit. To mitigate this risk, the DHX Television Business enters into long-term contracts with its customers.

Concurrently with the completion of the acquisition of the DHX Television Business DHX entered into the Bell Network Affiliation Agreement for the carriage of DHX Television Business services, with a term ending December 31, 2018.

Concentration of Suppliers

Nearly all of the DHX Television Business' non-Canadian content is supplied from a single supplier, being Disney. The current agreement with Disney has a term ending in 2015. The negotiation of a new agreement with Disney, the terms upon which a potential agreement is consummated, and the risk that a new agreement cannot be reached with Disney, may result in significant changes to the content available to, and the cost structure of, the DHX Television Business. Should DHX be unable to consummate a new agreement with Disney, there is no assurance that it will be able to replace such content with suitable replacement programming from other studios or independent third party producers.

Regulated Environment and Rights of Shareholders

DHX’s television broadcasting operations are subject to Federal government regulation, including the Broadcasting Act (Canada) (the “Broadcasting Act”). The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licenses, and approves certain changes in corporate ownership and control of broadcast licensees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC's web site at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada's Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC's jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the DHX’s business, financial condition or operating results.

The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on DHX’s business, financial condition or operating results.

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Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. For additional information concerning restrictions on ownership of shares and voting shares arising in connection with the application of the Broadcasting Act to DHX refer to DHX’s Management Information Circular dated September 3, 2014. DHX’s Common Shares are publicly traded, and as a result, although the Company monitors the level of non-Canadian ownership of Common Shares, there can be no assurance that the level of non-Canadian ownership of such shares will continue to be within the applicable limits. Any failure to comply with such limits could result in the loss of broadcast licenses for the DHX Television Business. DHX is currently in the process, subject to shareholder approval, of reorganizing its share capital structure in order to address this risk concerning Canadian ownership and control of broadcast undertakings. If approved by DHX’s shareholders, the planned share capital reorganization would, among other things, result in the creation of two new classes of shares, Common Voting Shares and Variable Voting Shares. Each outstanding Common Share of DHX which is not owned and controlled by a Canadian for the purposes of the Broadcasting Act would be converted into one Variable Voting Share and each outstanding Common Share which is owned and controlled by a Canadian for the purposes of the Broadcasting Act would be converted into one Common Voting Share. All of the unissued Common Shares would then be cancelled. Common Voting Shares will carry one vote per share on all matters. The Variable Voting Shares will carry one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares will be reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share will be the same. Additional details concerning this matter can be found in DHX’s Management Information Circular dated September 3, 2014 available online at www.sedar.com.

DHX’s television operations rely upon licenses granted under the Copyright Act (Canada) (the “Copyright Act”) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses DHX is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by DHX are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in DHX being required to pay different levels of royalties for these licenses.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect DHX. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Technological Change (Broadcasting)

With respect to DHX’s television broadcasting business, products issued from new or alternative technologies, may include, among other things: Transactional Video on Demand, Subscription Video on Demand, Personal Video Recorders, Mobile Television, Internet Protocol TV, and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of Over-the-Top content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the "living room". These technologies may increase audience fragmentation, decrease the number of subscribers to the services, reduce the Company's television ratings and have an adverse effect on revenues.

Revenues

Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by the DHX Television Business to BDUs for carriage of the individual services. The extent to which the Company's subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services' offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

DHX’s television broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company's existing revenues and inhibit its capacity to grow its subscriber base.

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Competition (Broadcasting)

The CRTC issues new licenses for a variety of services on a constant basis. Competitive licenses granted to other licensees increases the competition for viewers, listeners, programming and advertising dollars. The Commission has indicated that it intends to review its policy regarding genre protection for Category A services in the 2014-15 broadcast year, which could result in increased competition, particularly in relation to Family Channel.

In recent years, the previous owner of the DHX Television Business launched a number of digital television specialty services and new programming channels, and was able to limit the impact of competition by delivering strong programming and strengthening its brands. The DHX Television Business additionally faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.

Quality programming is a key factor driving the success of DHX’s television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent DHX from renewing supply agreements for specific popular programs or contracts for on-air personalities.

Broadcast Licenses and Goodwill

As disclosed in the notes to the audited consolidated financial statements for the year ended June 30, 2014, the broadcast licenses and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that it is more likely than not that the broadcast licenses and / or goodwill value might be impaired. The fair value of broadcast licenses and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by DHX to assess the fair value of its broadcast licenses and goodwill. During an economic downturn, there can be no assurance that DHX’s broadcast licenses and goodwill value would not be adversely affected following changes in such assumptions. DHX monitors the value of its broadcasts licenses and goodwill on an ongoing basis and any changes to their fair value would be recognized as a non-cash impairment charge on the consolidated statements of earnings.

New Business

Television broadcasting is a new business for the Company. Although the Company expects to benefit from the experience that its management team has gained while working in the television industry, and the strong management team at DHX (including those managers that have transitioned to DHX in connection with the completion of the acquisition), the Company may be less successful in implementing its business strategy than a more seasoned broadcasting entity. As a result, DHX may experience significant fluctuations in its operating results and rate of growth, which may vary from those projected by management. In addition, the forward-looking statements contained in the Company’s MD&A about expected future operating results are subject to uncertainties that are due, in part, to DHX’s lack of an operating history. No assurance can be given that DHX will be successful in implementing its business strategy or that it will achieve expected future operating results which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Annual Information Form, none of the persons who are or have been directors or executive officers of DHX since July 1, 2011 or the associates or affiliates of those persons have any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company.

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INTEREST OF EXPERTS

The Company’s consolidated financial statements for the year ended June 30, 2014 were audited by PricewaterhouseCoopers LLP, independent auditors appointed by the shareholders of the Company upon the recommendation of the Board of Directors at its Annual General Meeting held on December 11, 2013. PricewaterhouseCoopers LLP has confirmed that it is independent with respect to DHX within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia. A copy of the audited consolidated annual financial statements of the Company, including the auditor’s report thereon, may be found on SEDAR at www.sedar.com.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are PricewaterhouseCoopers LLP 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3PS, Canada. PricewaterhouseCoopers LLP is registered with the Institute of Chartered Accountants of Nova Scotia and has entered into an agreement with the Canadian Public Accountability Board.

The transfer agent and registrar for the Company’s Common Shares in Canada is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which the Company has entered into within the past year or which are still in effect:

•	The Preferred Variable Voting Shareholders Agreement described under “Description of Share Capital Preferred Variable Voting Shares”.

•	The Share Purchase Agreement dated August 20, 2012 for the acquisition of the business of Cookie Jar described above under “Significant Acquisitions and Other Recent Developments Acquisition of Cookie Jar Entertainment” and on file at www.sedar.com.

•	The Underwriting Agreement dated November 4, 2014 among Canaccord Genuity Corp., RBC Dominion Securities Inc., Scotia Capital Inc., GMP Securities L.P., Byron Capital Markets Ltd., Euro Pacific Canada Inc., Jacob Securities Inc. and Global Maxfin Capital Inc. (collectively, the "Underwriters") and the Company, as amended, pursuant to which the Underwriters agreed to purchase 9,725,000 Common Shares of the Company at a purchase price of $3.60 per share for an aggregate purchase price of $35,010,000 with an over-allotment option of 1,458,750 Common Shares. Under the Underwriting Agreement, the Company agreed to pay the Underwriters a fee equal to 5.5% of the aggregate gross proceeds of the offering, made customary representations and warranties and agreed to customary indemnities. Such Underwriting Agreement is on file at www.sedar.com.

•	The Share Purchase Agreement dated November 27, 2013 between the Company and Bell Media Inc., as amended, for the acquisition of DHX Television described above under “Significant Acquisitions and Other Recent Developments Acquisition of Family Channel” and on file at www.sedar.com.

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•	The Underwriting Agreement dated December 18, 2013 among 4116372 Canada Inc., Birch Hill Equity Partners (Entrepreneurs) III, LP, Birch Hill Equity Partners (SC) III, LP, Birch Hill Equity Partners (US) III, LP, Birch Hill Equity Partners II (Barbados) L.P., Birch Hill Equity Partners II (Entrepreneurs) L.P., Birch Hill Equity Partners II (QLP) L.P., Birch Hill Equity Partners III, LP and TD Capital Group Limited (collectively, the "Selling Shareholders"), Canaccord Genuity Corp., RBC Dominion Securities Inc. and Scotia Capital Inc. (collectively, the “Underwriters”), and the Company, pursuant to which the Underwriters agreed to purchase 28,363,796 Common Shares held by the Selling Shareholders at a purchase price of $4.70 per share for an aggregate purchase price of $133,309,841.20 (the “Purchase Price”). The Selling Shareholders agreed to pay the Underwriters a fee equal to 4.25% of the Purchase Price. Under the Underwriting Agreement, the Company made customary representations and warranties and agreed to customary indemnities. Such Underwriting Agreement is on file at www.sedar.com.

•	The Share Purchase Agreement dated April 3, 2014 among DHX, Linda Schuyler and Epitome Group Holdings Inc., as amended, for the acquisition of Epitome described above under “Significant Acquisitions and Other Recent Developments Acquisition of Epitome Group of Companies” and on file at www.sedar.com.

ADDITIONAL INFORMATION

Additional financial information is provided in the Company’s comparative consolidated financial statements and Management’s Discussion & Analysis for the most recently completed financial fiscal year. Other additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s most current management information circular. These documents, and additional information on the Company may be found on SEDAR at www.sedar.com.

*   *   *   *   *

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SCHEDULE “A”

Audit Committee Charter

(See attached.)

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DHX Media Ltd.

(the “Corporation”)

Audit Committee Charter

Originally adopted by the Board of Directors on February 27, 2006. Revised May 13, 2014.

A.	PURPOSE AND SCOPE

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") and work with management in fulfilling its responsibilities by reviewing: (i) the financial reports provided by the Corporation to applicable securities regulators, the Corporation's shareholders or to the general public, and (ii) the Corporation's internal financial and accounting controls.

B.	COMPOSITION

The Committee shall be comprised of a minimum of three directors as appointed by the Board, who shall meet the independence and audit committee composition requirements under any applicable rules or regulations of applicable securities regulators and stock exchanges, as in effect from time to time, and each such director shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee.

All members of the Committee shall either (i) be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, or (ii) be able to do so within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The Board may appoint one member who does not meet the independence requirements set forth above and who is not a current employee of the Corporation or an immediate family member of such employee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required in the best interests of the Corporation and its shareholders. The Board shall disclose in the next management information circular after such determination the nature of the relationship and the reasons for the determination.

The members of the Committee shall be elected by the Board at the meeting of the Board following each annual meeting of shareholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

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C.	RESPONSIBILITIES AND DUTIES

To fulfil its responsibilities and duties the Committee shall:

Document Review

1.	Review and assess the adequacy of this Charter periodically as conditions dictate (and update this Charter if and when appropriate).

Auditors

2.	Recommend to the Board, the selection of the auditors, and approve the fees and other compensation to be paid to the auditors. The Committee and the Board shall have the ultimate authority and responsibility to select, evaluate and, when warranted, replace such auditors (or to recommend such replacement for shareholder approval in any management information circular).

3.	On an annual basis, receive from the auditors a formal written statement identifying all relationships between the auditors and the Corporation consistent with any applicable rules or regulations of applicable securities regulators and stock exchanges. The Committee shall actively engage in a dialogue with the auditors as to any disclosed relationships or services that may impact its independence. The Committee shall take, or recommend that the Board take, appropriate action to oversee the independence of the auditors.

4.	On an annual basis, discuss with representatives of the auditors the matters required to be discussed by any applicable rules or regulations of applicable securities regulators and stock exchanges.

5.	Meet with the auditors prior to the audit to review the planning and staffing of the audit.

6.	Evaluate the performance of the auditors and recommend to the Board any proposed discharge of the auditors when circumstances warrant. The auditors shall be ultimately accountable to the Board and the Committee.

Financial Reporting Processes

7.	In consultation with the auditors and management, review annually the adequacy of the Corporation's internal financial and accounting controls.

Compliance

8.	To the extent deemed necessary by the Committee, it shall have the authority to engage outside counsel and/or independent accounting consultants to review any matter under its responsibility.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with applicable generally accepted accounting principles.

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